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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN A STATEMENT FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

CPI CORP. (Name of Issuer)
Common Stock, par value $.40 per share (Title of Class of Securities)
125-902106 (CUSIP Number)
David Meyer c/o Knightspoint Partners LLC 787 Seventh Avenue, 9th Floor New York, New York 10019 (212) 786-6050
with a copy to:

Mark D. Gerstein
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
(312) 876-7700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 4, 2003 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 125-902106	Page 2 of 42 Pages

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knightspoint Partners LLC 81-0604786

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 102,321

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 102,321

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 125-902106	Page 3 of 42 Pages

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knightspoint Capital Management I LLC 56-2339843

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 102,321

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 102,321

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 125-902106	Page 4 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knightspoint Partners I, L.P. 56-2339854

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 102,321

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 102,321

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14.	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 125-902106	Page 5 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Koeneke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 102,321

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 102,321

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 6 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Meyer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 102,321

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 102,321

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 3 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ramius Securities, LLC 58-2253019

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 216,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 216,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%

14.	TYPE OF REPORTING PERSON BD

SCHEDULE 13D

CUSIP No. 125-902106	Page 8 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ramius Capital Group LLC 13-3937658

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 600,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 600,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 125-902106	Page 9 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C4S & CO., LLC 13-3946794

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 600,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 600,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 125-902106	Page 10 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMIUS ADVISORS, LLC 13-3954331

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 192,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 192,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 125-902106	Page 11 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter A. Cohen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 600,000

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 12 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan B. Stark

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 600,000

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 13 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas W. Strauss

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 600,000

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 14 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RCG Ambrose Master Fund, Ltd. 98-0212993

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 192,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 192,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 125-902106	Page 15 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ramius Master Fund, Ltd. 98-0395643

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 192,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 192,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 125-902106	Page 16 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stuart Meyer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 46,450

8.	SHARED VOTING POWER 150

9.	SOLE DISPOSITIVE POWER 46,450

10.	SHARED DISPOSITIVE POWER 150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 17 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Televideo Consultants, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 6,400

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 6,400

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 125-902106	Page 18 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pimchand Manprasert Meyer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 1,000

8.	SHARED VOTING POWER 150

9.	SOLE DISPOSITIVE POWER 1,000

10.	SHARED DISPOSITIVE POWER 150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 19 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Meyer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 5,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 5,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 20 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bert Chan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 3,900

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 3,900

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 21 of 42 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Laughlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER 2,000

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 2,000

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 125-902106	Page 22 of 42 Pages

ITEM 1.    SECURITY AND ISSUER.

        This statement relates to the shares of common stock, par value $.40 per share ("Common Stock"), of CPI Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1706 Washington Avenue, St. Louis, Missouri 63103-1790.

ITEM 2.    IDENTITY AND BACKGROUND.

        (a) - (c),(f) This Schedule 13D is being filed jointly by Knightspoint Partners LLC, Knightspoint Capital Management I LLC, Knightspoint Partners I, L.P., Michael Koeneke, David Meyer, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Ramius Advisors, LLC, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. (collectively, the "Knightspoint Group"). In addition, although they do not affirm their membership in the group that is composed of, and affirmed by, the Knightspoint Group, each of Stuart Meyer, Televideo Consultants, Inc., Pimchand Manprasert Meyer, Eric Meyer, Bert Chan and Scott Laughlin (collectively, the "Other Reporting Persons" and, together with the Knightspoint Group, the "Reporting Persons") are filing this Schedule 13D. Each Other Reporting Person disclaims beneficial ownership of Common Stock held by the Knightspoint Group and, similarly, the Knightspoint Group disclaims beneficial ownership of Common Stock held by the Other Reporting Persons.

        Knightspoint Partners I, L.P. is a Delaware limited partnership formed to make investments (whether through acquiring, holding or disposing of equity securities or otherwise) in CPI Corp. The address of the principal business and principal offices of Knightspoint Partners I, L.P. is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

        The General Partner of Knightspoint Partners I, L.P. is Knightspoint Capital Management I LLC, a Delaware limited liability company formed to be the general partner of Knightspoint Partners I, L.P. The address of the principal business and principal offices of Knightspoint Capital Management I LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

        The sole Member of Knightspoint Capital Management I LLC is Knightspoint Partners LLC, a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Knightspoint Partners LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Each of Michael Koeneke and David Meyer is a managing member of Knightspoint Partners LLC.

        Michael Koeneke is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Koeneke's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

        David Meyer is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Meyer's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

        Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

        The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

SCHEDULE 13D

CUSIP No. 125-902106	Page 23 of 42 Pages

        The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a managing member of C4S & Co., LLC.

        Peter A. Cohen is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Cohen's principal occupation is serving as a founding principal of Ramius Capital Group, LLC.

        Morgan B. Stark is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Stark's principal occupation is serving as a founding principal of Ramius Capital Group, LLC.

        Thomas W. Strauss is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Strauss's principal occupation is serving as a founding principal of Ramius Capital Group, LLC.

        RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I attached to this Schedule 13D. Ramius Capital Group, LLC is the investment manager of RCG Ambrose Master Fund, Ltd. and has voting and dispositive power with respect to the shares of Common Stock held by RCG Ambrose Master Fund, Ltd.

        Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal offices of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of Ramius Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

        Ramius Advisors, LLC is the investment manager of Ramius Master Fund, Ltd. and has voting and dispositive power with respect to the shares of Common Stock held by Ramius Master Fund, Ltd. Ramius Advisor, LLC is a Delaware limited liability company and a registered investment advisor. The address of the principal business and principal offices of Ramius Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Advisors, LLC is Ramius Capital Group, LLC.

        Stuart Meyer is a United States citizen whose business address is c/o Department of Management & Strategy, Kellogg School of Management, Northwestern University, Evanston, Illinois 60208. Mr. Meyer's principal occupation is teaching as a university professor at Northwestern University.

        Televideo Consultants, Inc. is an Illinois corporation engaged in consulting, the development of inventions and investments. The address of the principal business and principal offices of Televideo Consultants, Inc. is 7617 North Eastlake Terrace, Unit F, Chicago, Illinois 60626. Stuart Meyer beneficially owns all of the outstanding equity securities of Televideo Consultants, Inc.

        Pimchand Manprasert Meyer is a citizen of Thailand whose address is 7617 North Eastlake Terrace, Units E and F, Chicago, Illinois 60626. Ms. Meyer's principal occupation is working at the address specified above as a housewife.

SCHEDULE 13D

CUSIP No. 125-902106	Page 24 of 42 Pages

        Eric Meyer is a United States citizen whose business address is c/o Susquehanna International Group, Securities Trading, 401 City Avenue, Bala Cynwyd, Pennsylvania 19004. Mr. Meyer's principal occupation is serving as a fixed income analyst in the Securities Trading division of Susquehanna International Group.

        Bert Chan is a United States citizen whose business address is c/o Susquehanna International Group, 40 Wall Street, 3rd Floor, New York, New York 10005. Mr. Chan's principal occupation is trading derivatives at Susquehanna International Group.

        Scott Laughlin is a United States citizen whose business address is c/o Laughlin Communications LLC, 2000 North 14th Street, Suite 800, Arlington, Virginia 22201. Mr. Laughlin's principal occupation is advertising for LM&O Advertising. The principal business and principal offices of LM&O Advertising is 2000 North 14th Street, Suite 800, Arlington, Virginia 22201.

        (d) and (e) During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The purchases of 30,321 shares of Common Stock by Knightspoint Partners I, L.P. were made in the open market and were funded by working capital resulting from the proceeds of a capital contribution by one of the limited partners of Knightspoint Partners I, L.P. The amount of the funds expended by Knightspoint Partners I, L.P. for such purchases (excluding brokerage commissions) was $398,550.

        The remaining 72,000 shares of Common Stock held by Knightspoint Partners I, L.P. were contributed to Knightspoint Partners I, L.P. by Michael Koeneke and David Meyer in exchange for limited partnership interests in Knightspoint Partners I, L.P. The purchases of Common Stock so contributed to Knightspoint Partners I, L.P. were made by Messrs. Koeneke and Meyer in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by such persons for such purchases (excluding brokerage commissions) was $218,185 by Mr. Koeneke and $693,529 by Mr. Meyer.

        All purchases of Common Stock by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by such persons for such purchases (excluding brokerage commissions) was $3,674,969 by Ramius Securities, LLC; $3,265,335 by RCG Ambrose Master Fund, Ltd.; and $3,265,335 by Ramius Master Fund, Ltd.

        All purchases of Common Stock by Stuart Meyer, Pimchand Manprasert Meyer, Eric Meyer, Bert Chan and Scott Laughlin were made in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. All purchases of Common Stock by Televideo Consultants, Inc. were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by such persons for such purchases (excluding brokerage commissions) was $537,241 by Stuart Meyer (including $1,919 to purchase shares held in a joint brokerage account with Mr. Meyer's wife, Pimchand Manprasert Meyer); $82,916 by Televideo Consultants, Inc.; $12,500 by Pimchand Manprasert Meyer; $67,287 by Eric Meyer; $50,875 by Bert Chan; and $34,665 by Scott Laughlin.

SCHEDULE 13D

CUSIP No. 125-902106	Page 25 of 42 Pages

ITEM 4.    PURPOSE OF TRANSACTION.

        The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. In addition, as described below, the Knightspoint Group acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for the possible purpose of exerting influence over the direction of the Company.

        The members of the Knightspoint Group routinely monitor the performance of their investments in the Company. In this connection, the members of the Knightspoint Group intend to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the members of the Knightspoint Group have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company's affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the members of the Knightspoint Group may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The members of the Knightspoint Group may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. For example, the Knightspoint Group has considered and proposed to management the following actions with respect to the Company: rein in capital spending and operating expenses, redirect and reduce advertising expenses, sharpen management focus on the core Sears Portrait Studio operations (with particular focus on marketing and merchandising and studio staffing/incentives), continue to test and selectively deploy new digital technologies applying strict rate of return criteria, discharge substantial cash to shareholders, and better align management incentives with the drivers of shareholder value. In connection with these and other plans or proposals that the Knightspoint Group may develop, the members of the Knightspoint Group may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements. The members of the Knightspoint Group may identify and seek to nominate one or more persons for election to the Company's board of directors and solicit consents or proxies to remove one or more members of the Company's board of directors and elect such nominees, which may constitute a majority of the board or greater, to the Company's board of directors.

        Except as set forth herein, the Knightspoint Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. In addition to the plans or proposals described above to the extent any Other Reporting Person is deemed to be a member of the Knightspoint Group, the Other Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Knightspoint Group and the Other Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 760,821 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock based upon 8,100,868 shares reported by the Company to be outstanding as of August 25, 2003 in its Quarterly Report on Form 10-Q for the 12 Weeks and 24 Weeks ended July 19, 2003. As of the date hereof, the Knightspoint Group owns an aggregate of 702,321 shares of Common Stock, representing approximately 8.7% of the outstanding shares of Common Stock. As of the date hereof, the Other Reporting Persons own an aggregate of 58,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

SCHEDULE 13D

CUSIP No. 125-902106	Page 26 of 42 Pages

        Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

        As of the date hereof, Knightspoint Partners I, L.P. beneficially owns an aggregate of 102,321 shares of Common Stock, representing 1.3% of the outstanding shares of Common Stock. Knightspoint Partners I, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Knightspoint Partners LLC and Knightspoint Capital Management I LLC may both be deemed to have indirect beneficial ownership of the 102,321 shares of Common Stock held by Knightspoint Partners I, L.P. Knightspoint Partners LLC and Knightspoint Capital Management I LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 102,321 shares of Common Stock held by Knightspoint Partners I, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners I, L.P.

        As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 216,000 shares of Common Stock, representing 2.7% of the outstanding shares of Common Stock. Ramius Securities, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

        As of the date hereof, RCG Ambrose Master Fund, Ltd. beneficially owns an aggregate of 192,000 shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock. RCG Ambrose Master Fund, Ltd. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 192,000 shares of Common Stock held by RCG Ambrose Master Fund, Ltd. Ramius Capital Group, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

        As of the date hereof, Ramius Master Fund, Ltd. beneficially owns an aggregate of 192,000 shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock. Ramius Master Fund, Ltd. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 192,000 shares of Common Stock held by Ramius Master Fund, Ltd. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

        By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC and C4S & Co., LLC may both be deemed to have indirect beneficial ownership of the 600,000 shares of Common Stock held by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. Ramius Capital Group, LLC and C4S & Co., LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss may be deemed to have indirect beneficial ownership of the 600,000 shares of Common Stock held by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. Messrs. Cohen, Stark and Strauss share voting and dispositive power over the 600,000 shares of Common Stock held by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd.

        As of the date hereof, Stuart Meyer beneficially owns an aggregate of 46,600 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Meyer has sole voting and dispositive power over 28,550 shares of Common Stock held in a personal brokerage account and 11,500 shares of Common Stock held in an individual retirement account. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Mr. Meyer may be deemed to have indirect beneficial ownership of 6,400 shares of Common

SCHEDULE 13D

CUSIP No. 125-902106	Page 27 of 42 Pages

Stock held by Televideo Consultants, Inc. Mr. Meyer has sole voting and dispositive power over the shares of Common Stock held by Televideo Consultants, Inc. Mr. Meyer shares voting and dispositive power over 150 shares of Common Stock held in a joint brokerage account with Mr. Meyer's wife, Pimchand Manprasert Meyer.

        As of the date hereof, Televideo Consultants, Inc. beneficially owns an aggregate of 6,400 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Televideo Consultants, Inc. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

        As of the date hereof, Pimchand Manprasert Meyer beneficially owns an aggregate of 1,150 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Ms. Manprasert Meyer has sole voting and dispositive power over 1,000 shares of Common Stock held in a personal brokerage account. Ms. Manprasert Meyer shares voting and dispositive power over 150 shares of Common Stock held in a joint brokerage account with Ms. Manprasert Meyer's husband, Stuart Meyer.

        As of the date hereof, Eric Meyer beneficially owns an aggregate of 5,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Meyer has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

        As of the date hereof, Bert Chan beneficially owns an aggregate of 3,900 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Chan has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

        As of the date hereof, Scott Laughlin beneficially owns an aggregate of 2,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Laughlin has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

        (c) On September 15, 2003, Michael Koeneke contributed 17,000 shares of Common Stock to Knightspoint Partners I, L.P. in exchange for limited partnership units. Such shares of Common Stock were valued for purposes of the exchange at $18.10 per share, which is equal to the reported closing sale price per share of Common Stock on the New York Stock Exchange on September 12, 2003.

        On September 15, 2003, David Meyer contributed 55,000 shares of Common Stock to Knightspoint Partners I, L.P. in exchange for limited partnership units. Such shares of Common Stock were valued for purposes of the exchange at $18.10 per share, which is equal to the reported closing sale price per share of Common Stock on the New York Stock Exchange on September 12, 2003.

        In addition, the following purchases of Common Stock have occurred within the last sixty days by the specified Reporting Person, all of which transactions were effected in open market purchases on the New York Stock Exchange:

Ramius Securities, LLC

Date	Number of Shares	Price Per Share (1)
September 4, 2003	185,760	$17.14
September 8, 2003	14,100	$17.65
September 9, 2003	3,640	$17.93
September 10, 2003	3,600	$17.91
September 12, 2003	4,100	$18.00
September 15, 2003	4,800	$18.10

(1)
Excludes commissions and other execution-related costs.

SCHEDULE 13D

CUSIP No. 125-902106	Page 28 of 42 Pages

RCG Ambrose Master Fund, Ltd.

Date	Number of Shares	Price Per Share (1)
September 4, 2003	165,120	$17.14
September 8, 2003	12,500	$17.65
September 9, 2003	3,180	$17.93
September 10, 2003	3,200	$17.91
September 12, 2003	3,600	$18.00
September 15, 2003	4,400	$18.10

(1)
Excludes commissions and other execution-related costs.

Ramius Master Fund, Ltd.

Date	Number of Shares	Price Per Share (1)
September 4, 2003	165,120	$17.14
September 8, 2003	12,500	$17.65
September 9, 2003	3,180	$17.93
September 10, 2003	3,200	$17.91
September 12, 2003	3,600	$18.00
September 15, 2003	4,400	$18.10

(1)
Excludes commissions and other execution-related costs.

Scott Laughlin

Date	Number of Shares	Price Per Share (1)
July 15, 2003	500	$18.40
July 15, 2003	500	$18.35
July 28, 2003	500	$17.08
August 19, 2003	500	$15.50

(1)
Excludes commissions and other execution-related costs.

Stuart Meyer (Individual Retirement Account)

Date	Number of Shares	Price Per Share (1)
August 7, 2003	3000	$15.19
August 7, 2003	1000	$15.24
August 7, 2003	1000	$15.55

(1)
Excludes commissions and other execution-related costs.

(d)
Not applicable.

(e)
Not applicable.

SCHEDULE 13D

CUSIP No. 125-902106	Page 29 of 42 Pages

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd. and Knightspoint Partners LLC have entered into an oral agreement with respect to certain fees to be paid to Knightspoint Partners LLC arising out of the activities of the Knightspoint Group and the allocation of expenses incurred in connection with such activities. Pursuant to this agreement, Knightspoint Partners LLC shall receive a fee equal to the sum of (a) twenty percent of any pre-tax profit (net of applicable transaction expenses) earned by Ramius Securities, LLC with respect to the shares of Common Stock owned by Ramius Securities, LLC and (b) six percent of any pre-tax profit (net of applicable transaction expenses) earned by RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. with respect to the shares of Common Stock owned by RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd.

        Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd. and Knightspoint Partners LLC have also agreed that all expenses incurred in connection with the activities of the Knightspoint Group shall be allocated among each of them pro rata in accordance with the number of shares of Common Stock beneficially owned by each.

        Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd. and Knightspoint Partners LLC have also agreed (on behalf of themselves and their affiliates) not to acquire additional shares or other securities of the Company without the consent of the other parties.

        None of Stuart Meyer, Televideo Consultants, Inc., Pimchand Manprasert Meyer, Eric Meyer, Bert Chan or Scott Laughlin is party to the agreement described above.

        Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.
Power of Attorney executed by David Meyer, Michael Koeneke, Stuart Meyer, Televideo Consultants, Inc., Pimchand Manprasert Meyer, Eric Meyer, Bert Chan and Scott Laughlin authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

2.
Power of Attorney executed by Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

3.
Joint Filing Agreement, dated September 15, 2003, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 125-902106	Page 30 of 42 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2003	KNIGHTSPOINT PARTNERS I, L.P.
By: Knightspoint Capital Management I LLC Its: General Partner
By: Knightspoint Partners LLC Its: Member
		By:	/s/ DAVID MEYER Name: David Meyer Title: Managing Member
KNIGHTSPOINT CAPITAL MANAGEMENT I LLC
By: Knightspoint Partners LLC Its: Member
		By:	/s/ DAVID MEYER Name: David Meyer Title: Managing Member
KNIGHTSPOINT PARTNERS LLC
	By:	/s/ DAVID MEYER
Name: David Meyer Title: Managing Member

/s/  DAVID MEYER
Name: David Meyer
Title: Individually and as attorney-in-fact for each of
          Michael Koeneke, Stuart Meyer, Televideo
          Consultants, Inc., Pimchand Manprasert Meyer,
Eric Meyer, Bert Chan and Scott Laughlin

SCHEDULE 13D

CUSIP No. 125-902106	Page 31 of 42 Pages
RAMIUS SECURITIES, LLC
By: Ramius Capital Group, LLC Its: Managing Member
By: C4S & Co., LLC Its: Managing Member
	By:	/s/ PETER A. COHEN Name: Peter A. Cohen Title: Managing Member
RAMIUS CAPITAL GROUP, LLC
By: C4S & Co., LLC Its: Managing Member
	By:	/s/ PETER A. COHEN Name: Peter A. Cohen Title: Managing Member
C4S & Co., LLC
By:	/s/ PETER A. COHEN
Name: Peter A. Cohen Title: Managing Member
RCG AMBROSE MASTER FUND, LTD.
By:	/s/ PETER A. COHEN
Name: Peter A. Cohen Title: Authorized Person
RAMIUS MASTER FUND, LTD.
By:	/s/ PETER A. COHEN
Name: Peter A. Cohen Title: Authorized Person
/s/ PETER A. COHEN Name: Peter A. Cohen Title: Individually and as attorney-in-fact for each of Morgan B. Stark and Thomas W. Strauss

SCHEDULE 13D

CUSIP No. 125-902106	Page 32 of 42 Pages
RAMIUS ADVISORS, LLC
By: Ramius Capital Group, LLC Its: Managing Member
By: C4S & Co., LLC Its: Managing Member
By:	/s/ PETER A. COHEN
Name: Peter A. Cohen Title: Managing Member

        The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons are filed as Exhibit 1 and Exhibit 2 to this Schedule 13D

SCHEDULE 13D

CUSIP No. 125-902106	Page 33 of 42 Pages

Schedule I
Directors and Officers of RCG Ambrose Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address
Mark R. Mitchell, Director	Managing Director Ramius Capital Group, LLC	666 Third Avenue, 26th Floor New York, NY 10017
CSS Corporation, Ltd., Secretary	Nominee Company	666 Third Avenue, 26th Floor New York, NY 10017

SCHEDULE 13D

CUSIP No. 125-902106	Page 34 of 42 Pages

Schedule II
Directors and Officers of Ramius Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address
Marran H. Ogilvie, Director	General Counsel Ramius Capital Group, LLC	666 Third Avenue, 26th Floor New York, NY 10017
Morgan B. Stark, Director	Principal Ramius Capital Group, LLC	666 Third Avenue, 26th Floor New York, NY 10017
CSS Corporation, Ltd., Secretary	Nominee Company	666 Third Avenue, 26th Floor New York, NY 10017

SCHEDULE 13D

CUSIP No. 125-902106	Page 35 of 42 Pages

EXHIBIT INDEX

1.
Power of Attorney executed by David Meyer, Michael Koeneke, Stuart Meyer, Televideo Consultants, Inc., Pimchand Manprasert Meyer, Eric Meyer, Bert Chan and Scott Laughlin authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

2.
Power of Attorney executed by Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

3.
Joint Filing Agreement, dated September 15, 2003, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

QuickLinks

  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE
Schedule I Directors and Officers of RCG Ambrose Master Fund, Ltd.
Schedule II Directors and Officers of Ramius Master Fund, Ltd.
EXHIBIT INDEX